Unit A, 4755 Zinfandel Court Ontario, California 917614 Tel: 909-390-7799; Fax: 909-390-6777

July 25, 2005

Andrew Schoeffler, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Poly-Pacific International, Inc.
Registration Statement on Form 20-FR
Amendment No. 4.
File No. 000-51180

Dear Mr. Schoeffler:

We have enclosed the above Amendment No. 4.

We have made the required change the auditor’s report on page 62 pursuant to the one SEC comment of July 20, 2005. In addition, the consent of the independent registered public accounting firm has been updated in Exhibit 10.1 for this amendment.

Additional minor share ownership adjustments were made as being sent under separate cover.

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes in disclosure response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have addressed all comments. Thank you for your consideration.

Further, we hereby request acceleration of the above registration statement to noon, Friday July 29, 2005, or as soon thereafter as is practical.

Yours sincerely,

/s/ Thomas Lam

Thomas Lam, President